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                                                              Exhibit 99(e)

                             Entergy New Orleans, Inc.
             Computation of Ratios of Earnings to Fixed Charges and
      Ratios of Earnings to Combined Fixed Charges and Preferred Dividends


                                                                                                             12 months
                                                                1995     1996     1997     1998      1999  September-00
Fixed charges, as defined:
  Total Interest                                               $17,802  $16,304  $15,287   $14,792  $14,680  $15,388
  Interest applicable to rentals                                   916      831      911     1,045    1,281    1,002
                                                               -----------------------------------------------------

Total fixed charges, as defined                                 18,718   17,135   16,198    15,837   15,961   16,390

Preferred dividends, as defined (a)                              1,964    1,549    1,723     1,566    1,566    1,614
                                                               -----------------------------------------------------

Combined fixed charges and preferred dividends, as defined     $20,682  $18,684  $17,921   $17,403  $17,527  $18,004
                                                               =====================================================

Earnings as defined:

  Net Income                                                   $34,386  $26,776  $15,451   $16,137  $18,961  $19,847
  Add:
    Provision for income taxes:
     Total                                                      20,467   16,216   12,142    10,042   13,030   15,400
    Fixed charges as above                                      18,718   17,135   16,198    15,837   15,961   16,390
                                                               -----------------------------------------------------
Total earnings, as defined                                     $73,571  $60,127  $43,791   $42,016  $47,952  $51,637
                                                               =====================================================

Ratio of earnings to fixed charges, as defined                    3.93     3.51     2.70      2.65     3.00     3.15
                                                               =====================================================

Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                  3.56     3.22     2.44      2.41     2.74     2.87
                                                               =====================================================


------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

(b) Earnings for the twelve months ended December 31, 1991 include the $90 million effect of the 1991 NOPSI Settlement.

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